[JAKKS Letterhead]

January 31, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Ms. Linda Cvrkel

Re:	JAKKS Pacific, Inc.
Form 10-K for the year ended December 31, 2009
Filed March 17, 2010
File No. 000-28104

Dear Ms. Cvrkel:

This letter shall serve to respond to the questions and comments contained in the Commission’s letter to the Company dated December 20, 2010 regarding its review of the above-referenced Form 10-K.

We have prepared our responses based upon the order of the comments set forth in the Commission’s letter.

Annual Report on Form 10-K for the year ended December 31, 2009

Financial Statements, page 37
Statements of Consolidated Cash Flows, page 42

1.
Reference is made to the line item “common stock surrendered” under cash flows from financing activities. Please explain to us the nature of the activity surrounding the surrender of common stock and why it represents a cash outflow from financing activity rather than a non-cash item.

Response:

Upon the vesting of restricted stock pursuant to grants awarded to our employees, compensation is earned by the employees, for which there are required income taxes and related withholding. Such withholdings are collected by the Company from the employees and are remitted to the various governmental agencies (e.g., United States Treasury for Federal income taxes). From time to time, the Company accepts shares of its common stock in settlement of these withholdings. In effect, the Company is repurchasing a portion of the vested shares at fair value, and uses the cash on behalf of the employee to satisfy the withholding requirements. The mechanics are the issuance of a reduced number of shares to the employee and a direct payment of cash by the Company to the taxing authorities. From an accounting standpoint the transaction is recorded as a treasury stock purchase from the employee and, instead of giving the employee cash for the shares, the cash is remitted to the taxing authorities on the employee’s behalf. Accordingly, the surrenders of common stock are reflected as a cash outflow from financing activities.

Notes to Consolidated Financial Statements, page 43
Note 9 – Accrued Expenses, page 53

2.
We note from your disclosure on page 33 that you have entered into various character and product licenses with royalties generally ranging from 1% to 14% payable on net sales of the related products. We also note that the company has already paid minimum royalty guarantees of $60 million as of December 31, 2009 and has future minimum royalty guarantees of $91 million, of which $62.3 million is due in the next twelve months. Please tell us how the payments for such guarantees are being accounted for within your financial statements and revise your notes to the consolidated financial statements to disclose your policy for recognizing the minimum royalty guarantees. As part of your response, please provide us with the relevant accounting guidance you relied upon which supports the basis for your accounting treatment.

Response:

Minimum royalty guarantees are deemed to be commitments for which disclosures are made in the notes to the Company’s financial statements. Such guarantees are generally fulfilled over the term of a license agreement as royalties are accrued and paid at the contractual royalty rate as sales occur on a quarterly basis. These payments reduce the minimum guarantee owed under the license agreement. Only when there is a shortfall in achieving the minimum sales necessary to fulfill a minimum royalty guarantee does the Company record a minimum guarantee shortfall liability in its financial statements to the extent of the estimated shortfall. In addition, license agreements may provide for advance payments against the minimum guarantees. Such advance payments are recorded as prepaid expenses on the balance sheet and are written off to expense (i.e. recouped) as the related royalties are earned as sales of the licensed product is sold. In the event the advance is not expected to be earned out, such advances are written off and the shortfall on the minimum guarantee is accrued to expense. The Company reviews each license agreement on a quarterly basis and immediately reserves for any anticipated guarantee shortfall. The determination of a guarantee shortfall is made based on management’s estimate of future sales of the licensed products and the royalties that would be earned thereon and after confirming that the licensor has met all of its contractual obligations. The relevant accounting guidance considered in developing our accounting treatment of minimum royalty guarantees included FASB Concepts Statements No.  5 and 6 and Topic 440.

In future applicable filings, we will revise our disclosure to describe our policy for recognizing the minimum royalty guarantees.

Form 8-K filed October 26, 2010

3.
We note your presentation of non-GAAP condensed Statements of Income in Exhibit 99.1.  Please note that we do not believe it is appropriate to present a non-GAAP statement of income. In future filings, please revise your presentation to reconcile each non-GAAP measure separately to the most comparable measure calculated in accordance with GAAP. Refer to the Compliance and Disclosure Interpretations, issued January 15, 2010, Question 102.10.

Response:

In our future applicable filings, we will revise our presentation to reconcile each non-GAAP measure separately to the most comparable measure calculated in accordance with GAAP.

The Company herewith acknowledges that i) the Company is responsible for the adequacy and accuracy of the disclosure in this filing, ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing, and iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been helpful in answering the questions contained in your letter.  Of course, if you have any further comments or require any further information, please do not hesitate to call me at 310-455-6210.

Very truly yours, /s/ Joel M. Bennett Joel M. Bennett Chief Financial Officer